Filed Pursuant To Rule 433

Registration No. 333-275079

April 12, 2024

GBTC

Bitcoin investing begins *here*

Grayscale Bitcoin Trust ETF

As of 03/28/2024

Grayscale pioneered access to Bitcoin through its launch of Grayscale Bitcoin Trust in 2013 — the first Bitcoin fund of its kind. On 01/11/2024, GBTC uplisted to NYSE Arca as Grayscale Bitcoin Trust ETF, under the same ticker. GBTC offers investors the following advantages:

Efficient Exposure to Bitcoin

GBTC offers investors access to Bitcoin in the form of an exchange traded fund, listed on the New York Stock Exchange. Each share in Grayscale Bitcoin Trust ETF represents ownership in the Trust, the sole assets of which are Bitcoin. The Fund is not a fund registered under the Investment Company Act of 1940, as amended ("1940 Act"), and is not subject to regulation under the 1940 Act, unlike most exchange traded products or ETFs.

Liquidity & Flexiblity

Sponsored by the world's largest crypto asset manager*, GBTC holds over 1.7% of the total Bitcoin supply**. Shares of GBTC can be bought and sold continuously during U.S. trading hours.

*Based on AUM as of 03/28/2024

**As of 03/28/2024 based on percent of total bitcoin supply

Growth of Hypothetical $10,000

(since inception)

The cumulative return of the Net Asset Value of GBTC. Chart reflects a hypothetical $10,000 investment net of fund expenses management fees and other expenses.



$6,000,000.00
$5,000,000.00
$4,000,000.00
$3,000,000.00
$2,000,000.00
$1,000,000.00
$0.00

Chart performance as of 03/28/2024

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

Track the Price of Bitcoin

The spot price of Bitcoin is determined by market participants across multiple constituent trading platforms. Each constituent trading platform is weighted proportionally to its trailing 24-hour liquidity with adjustments for price variance and inactivity. The methodology and data for this price calculation can be found on coindesk.com/indices/xbx.

Managed by a Crypto Specialist

As GBTC's sponsor since inception, Grayscale is one of the only asset managers with a decade of experience operating a Bitcoin investment vehicle that is regulated by the U.S. Securities Exchange Commission.

Investment Objective

Shares (based on BTC per Share) are designed to reflect the value of BTC held by the Trust, determined by reference to the Index Price, less the Trust's expenses and other liabilities. Bitcoin is a digital asset that is created and transmitted through the operations of the peer-to-peer Bitcoin Network, a decentralized network of computers that operates on cryptographic protocols. The Bitcoin Network allows people to exchange tokens of value, Bitcoins, which are recorded on a public transaction ledger known as a Blockchain.

Performance

Since NYSE Uplisting (%)
01/11/2024 - Present

	1M	3M	YTD	1Y	3Y	5Y	Since Inception
NAV	14.01	X	X	X	X	X	52.82
Price	14.13	X	X	X	X	X	55.25
Index	14.15	X	X	X	X	X	53.30

Full History (%)
09/25/2013 - Present

	1M	3M	6M	YTD	1Y	3Y	5Y	Since Inception
NAV	14.01	67.98	160.88	67.98	144.24	4.40	73.74	78.85
Index	14.15	68.61	163.20	68.61	148.93	6.54	77.00	82.26

The fund is subject to significant risk, heightened volatility, and possible loss of the entire principal. Therefore, the fund is not suitable for all investors.

GRAYSCALE

GBTC Fact Sheet

www.grayscale.com

info@grayscale.com | (212) 668-1427

As of 03/28/2024 Fund Details Inception Date: NYSE Listing Date: Benchmark Index: Assets Under Management: Shares Outstanding: Net Asset Value (NAV): Bitcoin per Share: Total Bitcoin in Trust: Fund Expense Ratio: Trading Details Service Providers & Structure 9/25/2013 1/11/2024 CoinDesk Bitcoin Price Index 1 $23,747,956,844.79 375,970,100 $63.16 0.00089144 2 335,153.8601 1.50% Ticker: GBTC Bloomberg IOPV Ticker: GBTC.IV Index Ticker: XBX CUSIP: 389637109 ISIN: US3896371099 Primary Exchange: NYSE Sponsor: Index Provider: Fund Administrator: Bitcoin Custodian: Auditor: Delaware Statutory Trustee: Marketing Agent: Grayscale Investments, LLC CoinDesk Indices, Inc. BNY Mellon Coinbase Custody Trust Company, LLC KPMG LLP Delaware Trust Company Foreside Fund Services, LLC Important Disclosures The Investments in digital assets are speculative and involve a high degree of risk and heightened volatility, including a partial or total loss of invested funds. They are not suitable for any investor that cannot afford loss of the entire investment. The Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for the Grayscale Bitcoin Trust ETF. We use the generic term “ETF” to refer to exchange-traded investment vehicles, including those that are required to register under the Investment Company Act of 1940, as amended (the “40 Act”), as well as other exchange- traded products which are not subject to the registration of the ‘40 Act. The Trust is not registered under the 1940 Act and is not subject to regulation under the 1940 Act, unlike most mutual funds or ETFs. Unlike mutual funds, ETFs may trade at a premium or discount to their net asset value. These funds are new and have limited operating history to judge. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Trust. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. The Trust relies on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Trust. NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Trust’s Principal Market NAV per Share calculated in accordance with GAAP. Extreme volatility of trading prices that many digital assets, including Bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Trust and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Trust depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. The Trust holds Bitcoins; however, an investment in the Trust is not a direct investment in Bitcoin. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries.. A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S.dollars. Because the value of the Trust is correlated with the value of Bitcoin, it is important to understand the investment attributes of, and the market for,the underlying digital asset. Please consult with your financial professional. Grayscale does not store, hold, or maintain custody or control of the Trust’s digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of its digital assets. The Custodian controls and secures the Trust’s digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Trust’s behalf. If the Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it could trigger early termination of the Trust. Prior to 1/11/2024, shares of the Trust were offered only in private placement transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and were quoted on the OTCQX® Best Market. GBTC did not have an ongoing share creation and redemption program. Effective as of the open of business on 1/11/2024, the shares of the Trust were listed to NYSE Arca as an exchange-traded product, GBTC established an ongoing share creation and redemption program and the shares are being offered on a registered basis pursuant to a Registration Statement on Form S-3. The Trust’s investment objective both before and after 1/11/2024 has remained constant, namely to reflect the value of Bitcoin held by the Trust, less expenses and other liabilities. However prior to 1/11/2024, the Trustdid not meet its investment objective and its shares traded at both premiums and discounts to such value, which at times were substantial, in part due to the lack of an ongoing redemption program. Furthermore, the Trust’s performance prior to 1/11/2024 is based on market-determined prices on the OTCQX, while the Trust’s performance following such date is based on market-determined prices on NYSE Arca. As a result, the Trust’s historical data prior to 1/11/2024 is not directly comparable to, and should not be used to make conclusions in conjunction with, the Trust’s performance following that date. The performance of the Trust before and after 1/11/2024 may differ significantly. 1. The CoinDesk Bitcoin Price Index (XBX) provides a USD-denominated reference rate for the spot price of Bitcoin (BTC). The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price 2. The Trust will not generate any income and regularly sells/distributes digital assets to pay for its ongoing expenses. Therefore, the amount of digital assets represented by each share will gradually decline over time. www.grayscale.com info@grayscale.com | (212) 668-1427

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.